FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2005

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing (No. 8) PLC
Profit & Loss Account
Period ended 15 July 2005
	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Inter-company loan	37,031	47,699
Interest receivable - Cash collateral	335	107
Interest receivable - Cash deposits	3	-

	37,369	47,806

Interest payable - Notes	(37,031)	(47,699)
Interest payable - CSFB	(335)	(107)

	(37,366)	(47,806)

Net operating income	3	-

Fair value derivative	587	(1,209)
Operating expenses	-	-

Profit on ordinary activities before taxation	590	(1,209)

Taxation	-	-

Profit on ordinary activities after taxation	590	(1,209)

Dividend	-	-

Retained profit brought forward	(1,209)	-

Retained profit carried forward	(620)	(1,209)

Holmes Financing (No. 8) PLC
Balance Sheet
Period ended 15 July 2005

		£'000

Fixed asset investments
Loans to Funding		2,890,194

Current assets
Accrued interest receivable	39
Cash at bank	15
Cash collateral	36,271

	36,325

Creditors: Amounts falling due within one year
Fair value derivative	623
Accrued interest payable	39

	661

Net current assets		35,664

Total assets less current liabilities		2,925,858

Creditors: Amounts falling due after more than one year
Amounts due to noteholders		(2,890,194)
Amount due to CSFB		(36,271)

Net assets		(607)

Capital and reserves
Share capital		13
Reserves		(620)

		(607)

Funding Liquidity Reserve Fund
The Funding Liquidity Reserve Fund may be used to help meet any deficit in Funding available revenue receipts which are allocated to the issuer to pay amounts due on the intercompany loan and will be funded initially from Funding available revenue receipts in accordance with the Funding pre-enforcement revenue priority of payments.

Holmes Financing (No. 8) PLC
Notes Outstanding
Period Ended 15 July 2005

	ISIN / CUSIP Number	Currency	Reference Rate
Series 1 Class A	US43638VAA98	US$	1 month USD Libor
Series 1 Class B	US43638VAB71	US$	3 month USD Libor
Series 1 Class C	US43638VAC54	US$	3 month USD Libor
Series 2 Class A	US43638VAD38	US$	3 month USD Libor
Series 2 Class B	US43638VAE11	US$	3 month USD Libor
Series 2 Class C	US43638VAF85	US$	3 month USD Libor
Series 3 Class A	XS0188149867	EUR	3 month Euribor
Series 3 Class B	XS0188150014	EUR	3 month Euribor
Series 3 Class C	XS0188150105	EUR	3 month Euribor
Series 4 Class A1	XS0188150287	GBP	3 month Sterling Libor
Series 4 Class A2	US43638VAG68	US$	3 month USD Libor
Series 4 Class B	XS0188150444	GBP	3 month Sterling Libor
Series 4 Class C	XS0188150527	GBP	3 month Sterling Libor

		Expected
	Step Up Date	Repayment Date	Initial Margin	Step up Margin
Series 1 Class A	April 2005	April 2005	-5	N/A
Series 1 Class B	January 2009	April 2005	13	26
Series 1 Class C	January 2009	April 2005	62	162
Series 2 Class A	January 2009	January 2007	8	16
Series 2 Class B	January 2009	January 2007	17	34
Series 2 Class C	January 2009	January 2007	72	172
Series 3 Class A	January 2009	October 2008	15	30
Series 3 Class B	January 2009	October 2008	27	54
Series 3 Class C	January 2009	October 2008	85	185
Series 4 Class A1	January 2009	January 2009	15	30
Series 4 Class A2	January 2009	January 2009	14	28
Series 4 Class B	January 2009	January 2009	30	60
Series 4 Class C	January 2009	January 2009	90	190

	Payment Frequency	Next Payment date	Moody's	S&P	Fitch Ratings
Series 1 Class A	Monthly	N/A	P-1	A-1+	F1+
Series 1 Class B	Quarterly	N/A	Aa3	AA	AA
Series 1 Class C	Quarterly	N/A	Baa2	BBB	BBB
Series 2 Class A	Quarterly	15-Oct-2005	Aaa	AAA	AAA
Series 2 Class B	Quarterly	15-Oct-2005	Aa3	AA	AA
Series 2 Class C	Quarterly	15-Oct-2005	Baa2	BBB	BBB
Series 3 Class A	Quarterly	15-Oct-2005	Aaa	AAA	AAA
Series 3 Class B	Quarterly	15-Oct-2005	Aa3	AA	AA
Series 3 Class C	Quarterly	15-Oct-2005	Baa2	BBB	BBB
Series 4 Class A1	Quarterly	15-Oct-2005	Aaa	AAA	AAA
Series 4 Class A2	Quarterly	15-Oct-2005	Aaa	AAA	AAA
Series 4 Class B	Quarterly	15-Oct-2005	Aa3	AA	AA
Series 4 Class C	Quarterly	15-Oct-2005	Baa2	BBB	BBB

Holmes Financing (No. 8) PLC
Notes Outstanding
Period Ended 15 July 2005

	Initial note balance	Previous Principal	Redemptions	Current Principal
Series 1 Class A	$1,850,000,000	$0	$0	$0
Series 1 Class B	$62,900,000	$0	$0	$0
Series 1 Class C	$107,300,000	$0	$0	$0
Series 2 Class A	$1,500,000,000	$1,500,000,000	$0	$1,500,000,000
Series 2 Class B	$51,000,000	$51,000,000	$0	$51,000,000
Series 2 Class C	$87,000,000	$87,000,000	$0	$87,000,000
Series 3 Class A	€990,000,000	€990,000,000	€0	€990,000,000
Series 3 Class B	€34,000,000	€34,000,000	€0	€34,000,000
Series 3 Class C	€57,500,000	€57,500,000	€0	€57,500,000
Series 4 Class A1	£900,000,000	£900,000,000	£0	£900,000,000
Series 4 Class A2	$500,000,000	$500,000,000	$0	$500,000,000
Series 4 Class B	£39,900,000	£39,900,000	£0	£39,900,000
Series 4 Class C	£68,000,000	£68,000,000	£0	£68,000,000

	Currency Swap Counterparty	Current Rating	Rating Trigger	Comments
		Moodys / S&P / Fitch	Moodys / S&P / Fitch
Series 1 Class A	UBS	Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class B	UBS	Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 1 Class C	UBS	Aa2 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1	Series Repaid
Series 2 Class A	Citibank	Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 2 Class B	Citibank	Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 2 Class C	Citibank	Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class A	Barclays Capital	Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class B	Barclays Capital	Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 3 Class C	Barclays Capital	Aa1 and P-1 / A-1+ / F1+	below A1 or P-1 / A-1+ / F1
Series 4 Class A1	GBP - n/a
Series 4 Class A2	CSFB	Aa3 and P-1 / A-1 / F1+	below A1 or P-1 / A-1+ / F1	Collateralised
Series 4 Class B	GBP - n/a
Series 4 Class C	GBP - n/a

Holmes Funding Limited
Profit & Loss Account
Period ended 15 July 2005

	This Quarter	Prior Quarter
	£'000	£'000

Interest receivable - Mortgages less Swaps	156,838	152,241
Interest receivable - Cash Deposits	15,256	28,775
Loss on fair value of interest rate swap	(20,315)	3,616

	151,778	184,632

Interest payable - Inter-company loans	(165,903)	(179,923)
Interest payable - Start up loans	(446)	(437)

	(166,348)	(180,360)

Net operating income	(14,570)	4,272

Other income	5,311	4,663
Provisions	(337)	4,414
Expenses	(4,135)	(4,258)
Start up costs amortisation	(1,410)	(1,725)
Deferred consideration	15,157	(2,780)

Profit/(loss) on ordinary activities before taxation	16	4,587

Taxation	(5)	(1,339)

Profit/(loss) on ordinary activities after taxation	11	3,247

Dividend	-	-

Retained profit/(loss) brought forward	1,339	(1,908)

Retained profit/(loss) carried forward	1,350	1,339

Holmes Funding Limited
Balance Sheet
Period ended 15 July 2005

	£'000	£'000

Fixed asset investments
Beneficial interest in Trust mortgage portfolio		12,019,155
Beneficial interest in Trust cash at bank
Fair value of interest rate swap		(15,901)

Current assets
Amounts owed by Trustee	64,641
Deferred expenditure (costs of securing)	8,397
Sundry debtors	-
Deferred taxation / group relief receivable	-
Cash at bank:
Reserve funding	338,070
Transaction account	1,793
Funding GIC account	95,490

	508,390

Creditors: Amounts falling due within one year
Deferred consideration creditor	189,352
Interest payable - start up loans	452
Amounts due to Trustee	-
Interest payable - Inter-company loans	-
Sundry creditors	264,662
Corporation Taxation	30

	454,496

Net current assets		53,894

Total assets less current liabilities		12,057,148

Creditors: Amounts falling due after more than one year
Inter-company loans		(12,021,732)
Start up loans		(34,065)

Net assets		1,350

Capital and reserves
Share capital (£2)		-
Reserves		1,350

		1,350

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 July 2005

		£'000

Balance on cash accumulation ledger		Nil

Available credit enhancement

	First Reserve	Second Reserve	Funding Reserve

Reserve funds at closing	338,000	-	70,000

Initial closing reserve funds	338,000	-	70,000

Drawings to make bullet repayment	-	-	-
Other drawings	-	-	-
Transfers from revenue receipts	-	-	-

Closing reserve balance	338,000	-	70,000

Target reserve funds	338,000	-	70,000

Principal deficiency ledger	AAA	AA	A	BBB

Opening PDL balance	Nil	Nil	Nil	Nil
Losses this quarter	-	-	-	-
PDL top up from revenue income	-	-	-	-

Closing PDL balance	Nil	Nil	Nil	Nil

Start up loan outstanding	Opening balance	Repayment	Closing balance
	Restated
Initial start up loan (incl. accrued interest)	4,550	-	4,550
Second start up loan (incl. accrued interest)	4,535	-	4,535
Third start up loan	5,809	-	5,809
Fourth start up loan	2,473	-	2,473
Fifth start up loan	1,652	-	1,652
Sixth start up loan	1,888	-	1,888
Seventh start up loan	1,152	-	1,152
Eigth start up loan	12,006	-	12,006

Closing balance	34,065		34,065

Liquidity facility

Liquidity facility limit			25,000
Liquidity facility drawn			-
Liquidity facility available			25,000

	Swap Counterparty		Current Rating	Rating Trigger
			Moodys / S&P / Fitch	Moodys / S&P / Fitch
Funding Swap	Abbey National Treasury Services PLC		Aa3 and P-1 / A-1 / F1+	below A1 or P-1 / A-1 / F1+

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 July 2005
	This Quarter	Prior Quarter
	£'000	£'000
Interest receivable - Mortgages	393,724	389,376
Interest receivable - Cash Deposits	6,452	6,897

	400,176	396,273
Interest payable - Mortgages	(393,724)	(389,376)
Interest payable - Cash Deposits	(6,452)	(6,897)

	(400,176)	(396,273)

Net operating income	-	-

Fees receivable	6,873	4,171
Fees payable	(6,873)	(4,171)

Operating expenses	(3,692)	(3,933)
Provision charges	(733)	(258)
Other income	4,424	4,192

Profit on ordinary activities before taxation	-	-

Taxation

Profit on ordinary activities after taxation	-	-

Dividend	-	-

Retained profit brought forward	-	-

Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 July 2005

	£'000	£'000

Fixed asset investments
Mortgage loans secured on residential property		29,463,122

Current assets
Bank interest receivable	719
Cash at bank	373,850
Amounts due from Seller	6,014
Other debtors	3
Accrued interest receivable	57,908

	438,494

Creditors: Amounts falling due within one year
Amounts due to Funding	64,641
Sundry creditors	4

	64,645

Net current assets		373,850

Total assets less current liabilities		29,836,972

Creditors: Amounts falling after more than one year
Seller share of mortgage loans		(17,443,967)
Funding share of mortgage loans		(12,019,155)

Seller share of cash at bank		(373,850)
Funding share of cash at bank		-

Net assets		-

Capital and reserves
Share capital (£2)		-
Reserves		-

		-

Contact Details

If you have any queries regarding this report please contact the Securitisation Team via

Telephone :	+44 (1908) 343232 / 344602 / 343836
Facsimilie :	+44 (1908) 343019
Email :	Securitisation@Abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC

Dated: 25th August 2005	By / s / Karen Carson
(Authorised Signatory)